FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,

Bandra-Kurla Complex

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Voting results in respect of Postal Ballot

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This has reference to our earlier letter dated August 9, 2020. We enclose herewith the voting results in the format prescribed under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Date of the Postal Ballot Results				August 09, 2020
Total number of shareholders on cut off date (July 3, 2020)				1,356,969
No. of shareholders present in the meeting either in person or through proxy				Not Applicable
Promoters and Promoter Group :				Not Applicable
Public :				Not Applicable
No of shareholders who attended the meeting through video conferencing:
Promoters and Promoter Group :				Not Applicable
Public :				Not Applicable

Agenda-wise disclosure				As disclosed below

Resolution required : (Ordinary/Special)			Item No.1 - Authorize capital raising through issuance of equity shares and/or equity linked securities

Whether promoter/ promoter group are interested in the agenda/ resolution?		No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	5,902,479,923	4,876,062,155	82.61	4,866,272,468	9,789,687	99.80	0.20
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,902,479,923	4,876,062,155	82.61	4,866,272,468	9,789,687	99.80	0.20
Public - Non Institutions	E-Voting	573,500,477	28,276,587	4.93	28,167,283	109,304	99.61	0.39
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	573,500,477	28,276,587	4.93	28,167,283	109,304	99.61	0.39
Total		6,475,980,400	4,904,338,742	75.73	4,894,439,751	9,898,991	99.80	0.20

Details of Invalid Votes
Category		No. of Votes
Promoter & Promoter Group		Nil
Public - Institutions		Nil
Public - Non Institutions		Nil

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 10, 2020	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager